Exhibit 2.1

Business Combination Agreement

Execution Copy

BUSINESS COMBINATION AGREEMENT

RELATING TO THE BUSINESS COMBINATION

OF

DIEBOLD

AND

WINCOR NIXDORF

Dated as of November 23, 2015

Business Combination Agreement

(this “Agreement”)

by and among

1.	Diebold, Incorporated

– the “Bidder”” –

and

2.	Wincor Nixdorf Aktiengesellschaft

– the “Company” –

– the Bidder and the Company hereinafter also

collectively referred to as the “Parties” and individually as a “Party” –

Section 1

Current Status and Transaction Structure

1.1.	The Company is a German stock corporation (Aktiengesellschaft) incorporated under the laws of Germany, having its corporate seat and its registered offices in Paderborn, Germany. The Company is registered in the commercial register (Handelsregister) at the Local Court (Amtsgericht) of Paderborn under HRB 6846 (together with its Subsidiaries from time to time, hereinafter referred to as “Wincor Nixdorf Group”). The Company’s share capital amounts to EUR 33,084,988.00 (in words: Euro thirty-three million eighty-four thousand nine hundred eighty-eight) and is divided into 33,084,988 no-par value ordinary bearer shares (auf den Inhaber lautende Stammaktien ohne Nennbetrag – all shares issued by the Company from time to time, the “Wincor Nixdorf Shares”).

1.2.	As of the date of this Agreement, the Company holds 3,268,777 Wincor Nixdorf Shares as treasury shares (eigene Aktien – the “Wincor Nixdorf Treasury Shares”) representing approximately 9.88% of the Company’s current share capital. Further, the Company has issued 2,609,010 stock options as part of several stock option plans (collectively, the “Wincor Nixdorf Stock Option Plan”), of which 589,525 grant the right to purchase or subscribe for Wincor Nixdorf Shares in a number representing in total approximately 1.78% of the Company’s current share capital until the later of (i) the Expiration Date (as defined below) or (ii) the lapse of the tender right period, if any, pursuant to Section 39c German Takeover Act (the “Tender Right Period”), as the case may be. The Wincor Nixdorf Shares are listed on the regulated market (Prime Standard) of the Frankfurt Stock Exchange (ISIN: DE000A0CAYB2).

1.3.	The Bidder is a company incorporated under the laws of the State of Ohio, United States, having its headquarters in Canton, Ohio (the Bidder together with its Subsidiaries from time to time hereinafter referred to as “Diebold Group”). As of the date of this Agreement, the Bidder has a total of 64,993,700 shares outstanding (all shares issued by the Bidder from time to time, the “Diebold Shares”). The Diebold Shares are listed on New York Stock Exchange (ISIN: US2536511031; ticker symbol: DBD).

1.4.	The Parties intend to form a combined enterprise (the “Combined Group”) which shall strive to be a leading company in the Integrated Self Service, Banking and Retail Industry and to expand its consolidated services and software business while developing innovative hardware, which will be an important enabler for the Combined Group.

1.5.	The Parties further intend the Combined Group to

(a)	continue the Company’s and the Bidder’s respective restructuring programs with the objective of an accelerated transition to an enterprise that is services-led, software-enabled and supported by innovative hardware; and

(b)	use its global reach to achieve economies of scale and adjust its cost structure, while re-investing in new solution offerings (software and services) to accelerate growth.

1.6.	With a view to realizing these shared objectives for the Combined Group and to mutually strengthen each other’s business, the Parties intend to bring about a business combination of Wincor Nixdorf Group and Diebold Group (the “Business Combination”) by way of the Bidder making a voluntary public takeover offer (Übernahmeangebot) in exchange for a mix of cash and Diebold Shares (the “Tender Offer”) within the meaning of Section 29 para. 1 German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz – “German Takeover Act”) to the shareholders of the Company for all Wincor Nixdorf Shares (the “Transaction”).

1.7.	The Company’s management board (Vorstand – the “Management Board”) and its supervisory board (Aufsichtsrat – the “Supervisory Board”) have, based on the information available to date, taken the view that the Business Combination contemplated by this Agreement is in the best interest of the Company, the Company’s stockholders, employees and other stakeholders.

1.8.	The Bidder’s board of directors (the “Board of Directors”) has, based on the information available to date, determined that the Business Combination contemplated by this Agreement is consistent with, and will advance, the business strategies and goals of the Bidder, and is in the best interest of the Bidder’s stockholders.

1.9.	On or prior to the date hereof, by means of entry into certain credit agreements by and among the Bidder, JPMorgan Chase Bank, N.A. and Credit Suisse AG (collectively, the “Banks”) and the other parties thereto, the Bidder has obtained certain funds financing in an aggregate amount of up to USD 2,341,000,000 (in words: US Dollar two billion and three hundred forty-one million) for (i) the Cash Component and (ii) for any shareholder loans to be provided by the Bidder to the Company following the consummation of the Tender Offer (the “Closing”) pursuant to the terms of this Agreement to secure any refinancing needs of Wincor Nixdorf Group in an amount of up to EUR 175,000,000 (in words: Euro one hundred and seventy-five million) (“Certain Funds Financing”); it being understood that the Company shall use commercially reasonable efforts to avoid refinancing needs resulting from a consummation of the Transaction. The Company has been afforded the opportunity to review, and comment on, draft documentation relating to the Certain Funds Financing, including, for the avoidance of doubt, the related guarantee agreements, commitment letter and redacted fee letters, and the Bidder has delivered to the Company true, complete and correct copies of the executed credit agreements for the Certain Funds Financing (the “Financing Agreements) as well as the related guarantee agreements, commitment letter and redacted fee letters. The Financing Agreements together with the related guarantee agreements, commitment letter and redacted fee letters, constitute the entire and complete agreement of the parties thereto with respect to the Certain Funds Financing as of the date of this Agreement.

1.10.	This Agreement sets forth the principal terms and conditions of the Transaction as well as the mutual intentions and agreements of the Parties with regard thereto, the future organizational and corporate governance structure of the Combined Group and the business strategy to be pursued by the Combined Group. The Parties will pursue the following steps in chronological order to consummate the Transaction, using their best efforts to complete the Transaction in a timely manner:

— Step 1:	Signing of this Agreement

— Step 2:	Announcement of the Intention to Launch Tender Offer

— Step 3:	Filing of the Registration Statement with the SEC

— Step 4:	Filing of the Offer Document with BaFin

— Step 5:	Approval of the Offer Document by BaFin and Launch of the Tender Offer

— Step 6:	Early Commencement / Declaration of Effectiveness of the Registration Statement by the SEC

— Step 7:	Receipt of All Required Antitrust Clearances

— Step 8:	Closing / Settlement of the Tender Offer

Section 2

Announcement of the Tender Offer; Press Statements

2.1.	Immediately after the signing of this Agreement,

(a)	the Bidder will (i) notify the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleitungsaufsicht – “BaFin”) of its intention to make the Tender Offer and (ii) publish its decision regarding the launch of the Tender Offer, including a statement regarding the offered consideration, pursuant to Section 10 German Takeover Act (the “Offer Announcement”) substantially in the form set forth in Annex 2.1(a); and

(b)	concurrently, the Company will publish an ad hoc announcement pursuant to Section 15 para. 1 German Securities Trading Act (Wertpapierhandelsgesetz – “German Securities Trading Act”) substantially in the form set forth in Annex 2.1(b).

2.2.	Promptly after the Bidder’s publication of the Offer Announcement pursuant to Section 2.1(a) and the Company’s publication of the ad hoc announcement pursuant to Section 2.1(b), the Company and the Bidder will publish a joint press release in respect of the Transaction as set forth in Annex 2.2.

2.3.	The Company hereby agrees that

(a)	the Bidder will disclose the entire content of this Agreement as part of its filing on the Form 8-K with the United States Securities and Exchange Commission (the “SEC”) in connection with the entry into this Agreement;

(b)	the Bidder will disclose the material terms of this Agreement as part of the publication of an offer document relating to the Wincor Nixdorf Shares within the meaning of Section 11 German Takeover Act (the “Offer Document”) and the Registration Statement (as defined below);

(c)	the Bidder will disclose the material terms of this Agreement in press releases issued by them in connection with the Tender Offer and the Transaction (in addition to the press release referred to in Section 2.2).

2.4.	Conversely, the Bidder hereby agrees that the Company is at any time permitted to disclose the entire content of this Agreement to stakeholders and the press (in addition to the press release referred to in Section 2.2) as well as in (i) the reasoned statement(s) of the Management Board and the Supervisory Board which may be combined in one (1) statement pursuant to Section 27 German Takeover Act (any such statement, a “Reasoned Statement”) regarding the Tender Offer and (ii) any filing or statement required to be made by the Company pursuant to the rules and regulations of the SEC in respect of the Tender Offer including the statement required by Rule 14e-2 of Regulation 14E as promulgated by the SEC.

Section 3

Disclosure Documents relating to the Transaction

3.1.

As promptly as practicable after, but in any event no later than seven (7) Business Days following, the signing of this Agreement, the Bidder will prepare and cause to be filed with the SEC, and both Parties shall take all reasonable steps within their respective powers to have filed with the SEC by November 24, 2015, a registration statement including a prospectus on the Form S-4 in connection with the issuance by the Bidder of the Diebold Offer Shares (as defined below) (the “Registration Statement”, and together with the Offer Document, the “Disclosure Documents”) to (i) be used as an exchange offer prospectus sent to U.S. holders of the Wincor Nixdorf Shares and (ii) register with the SEC the offer and sale of the Diebold Offer Shares (as defined below) to the holders of Wincor Nixdorf Shares, provided, however, that the Bidder may delay the filing of the Registration Statement if the Bidder has (i) not received from the Company financial information solely relating to the Company’s fiscal year that ended on September 30, 2015 if this information is required to file the Registration Statement, and (ii) requested such information from the Company in writing, including via email, in reasonable detail describing the requested information and with sufficient time in advance for the Company to respond to such request and (iii) at all times complied with its obligations pursuant to this Section 3.1 to have the Registration Statement filed by November 24, 2015 or, as the case may be, at least no later than seven (7) Business Days following the date of this Agreement and (iv) has afforded the Company and its advisors sufficient time to review, and comment on, any revised drafts of the Registration Statement prior to its envisaged filing, unless the Bidder has not been able to afford the Company such sufficient time for review because it has not received from the Company material comments or information, which (a) is required to finalize the draft, and (b) solely relates to the Company and can only be provided by the Company and (c) has been requested by the Bidder due time in advance. The Bidder undertakes to use its best efforts to have the Registration Statement declared effective under the United States Securities Act of 1933 (as amended) (the “Securities Act”), and the rules and regulations thereunder, as promptly as reasonably practicable.

3.2.	The Bidder will prepare the Offer Document in accordance with the provisions of the German Takeover Act and the German Takeover Act Offer Ordinance (Angebotsverordnung – “German Takeover Act Offer Ordinance”) and in accordance with the terms of this Agreement commence the Tender Offer as laid out in more detail in Section 4 of this Agreement. In case of any contradiction between legally mandatory provisions under the German Takeover Act as interpreted by BaFin (including any regulation promulgated thereunder) and this Agreement, the respective provisions under, and interpretation of, the German Takeover Act shall prevail and this Agreement shall be amended to reflect the Parties’ intentions to the utmost extent.

3.3.

As promptly as reasonably practicable, subject to each of the Management Board’s and the Board of Directors’ fiduciary duties as well as to the extent legally permissible, each Party will use reasonable efforts to, and will use reasonable efforts to ensure that its Subsidiaries, and its and their employees and advisors will, without undue delay (unverzüglich) and upon reasonable request of the respective other Party, furnish, keep updated and cooperate with the respective other Parties in respect of all information concerning itself (including, but not limited to, all information relating to historical and pro forma financials or other disclosure information) or the Transaction as may reasonably be required by the SEC (be it formally or informally), or by BaFin (be it formally or informally) or by the respective advisors of the Bidder or the Company, as the case may be, under the U.S. securities laws, the German Takeover Act or the German Securities Prospectus Act (Wertpapierprospektgesetz) or otherwise, in connection with (i) the preparation of the Disclosure Documents and (ii) the review process of the Registration Statement by the SEC or of the Offer Document by BaFin (it being understood that nothing under the aforementioned rules and regulations shall require either Party to permit any access to offices, properties, management, employees, books, records and any other information; Section 7.5 shall remain unaffected), in each case provided, however, that the Wincor Nixdorf Group and its directors, employees and advisors shall not be liable to the Bidder for the correctness and completeness of any disclosure or information provided by it or them under or in connection with this Agreement, including under Section 3.4 (except for any material incorrectness resulting from willful misconduct of any member of the Wincor Nixdorf Group). The Bidder acknowledges and agrees that neither the Company nor its legal counsel will provide any legal opinion, comfort letter or similar statement in respect of, or in connection with, the Disclosure Documents. Furthermore and notwithstanding the foregoing, the Company shall not be required to disclose any insider information until such information has been publicly disclosed or otherwise ceased to constitute insider information in accordance with German law; it being understood, however, that subject to the fiduciary duties of the Management Board and the Supervisory Board and to the extent permitted by law, the Company shall upon reasonable request inform the Bidder whether or not a self-exemption pursuant to Section 15 para 3 German Securities Trading Act is in place at the time of the Bidder’s corresponding request (such self-exemption, a “Company Financing Self-Exemption”). Such information shall be subject to customary confidentiality undertakings by the Bidder. In light of potentially severe consequences prompted by a delayed drawing of funds under the Certain Funds Financing or a delayed Refinancing, as the case may be, for both the Bidder and the Combined Group following the time of Closing, the Company undertakes to publish the insider information or to revoke the Company Financing Self-Exemption as soon as legally practicable after being informed about the need to draw funds under the Certain Funds Financing or the Refinancing, or the Bidder’s intent to launch a Refinancing, as the case may be, provided, however, that the Company has concluded that such publication or revocation is in the Company’s best interest in light of all circumstances.

3.4.

The Bidder will afford the Company and its advisors the reasonable opportunity to, and the Company and its advisors shall without undue delay (unverzüglich), review and comment on the Disclosure Documents prior to each submission to BaFin or the SEC, as the case may be. The Bidder shall without undue delay (unverzüglich) notify the Company upon the receipt of any comments from BaFin or the SEC relating to any request for amendments or supplements to the Disclosure Documents and shall provide the Company with copies of all written comments received from BaFin or the SEC. To the extent practicable, the Bidder shall (i) provide the Company with drafts of the responses to comments from BaFin or the SEC at a time reasonably prior to submitting such responses, (ii) give due consideration to the Company’s comments and (iii) use its reasonable commercial efforts to respond as promptly as reasonably possible to any comments from BaFin or the SEC, as the case may be, with respect to the Disclosure Documents. Furthermore, if the Bidder can reasonably foresee that an interaction with BaFin or the SEC will concern material terms of this Agreement or other material interests of the Company or if the Bidder’s advisors deem it advisable, the Bidder shall reasonably seek for the Company and its advisors to be granted an opportunity to participate in physical meetings or telephone calls with BaFin or the SEC. In case of dispute with respect to the content of the Disclosure Document or any documentation relating thereto, the Bidder will have the right to make the ultimate decision, except that with respect to any comments from the SEC on (i) the Company’s financial statements, the Company shall be entitled to determine if and how to modify its financial statements in response to such comments unless such determination could reasonably be expected to delay the declaration of effectiveness of the Registration Statement (each case of a modification of the financial statements of the Company not determined by the Company pursuant to this sentence a “Required Financial Statement Modification”) and (ii) the recommendation by the Management Board and the Supervisory Board and/or the related section on Wincor Nixdorf’s reasons for the transaction which form part of the Registration Statement, the Company shall be entitled to solely decide whether and how such recommendation and/or section is modified (such required modification, a “Required Recommendation Statement Modification”), provided, however, that the respective Disclosure Document materially complies with the terms and conditions of this Agreement. Likewise, the Bidder will, subject to Section 22.2, have such ultimate decision right with respect to any amendment, supplement or subsequent modification of a Disclosure Document that the Bidder is required to publish in connection with the Tender Offer.

3.5.	If BaFin approves the publication of the Offer Document, or if the SEC will declare the Registration Statement effective, only in a form that is not in accordance with the provisions of this Agreement, the Parties will in good faith cooperate to amend the relevant Disclosure Document for it to comply with the requirements as set forth by BaFin or the SEC, as the case may be, while reflecting the original intent of the Parties to the greatest extent permissible. However, nothing in this Agreement will require either Party to amend or waive any of the terms or conditions of the Tender Offer as contemplated by this Agreement without the prior written consent of both the Bidder and the Company, which, in particular, applies to any modifications or amendments to the form or amount of the Offer Consideration, the Share Component, the Closing Conditions (as defined below), or the duration of the Acceptance Period (as defined below), provided, however, that each Party shall agree, and undertake to, implement even in such cases such amendment as required by BaFin or the SEC and necessary to consummate the Transaction (the “Required Amendment”)

(a)	to the extent the Required Amendment does not materially negatively affect the interests of such Party (it being understood that the Required Amendments relating to the relevant time periods in, or the choice of words describing, the Closing Conditions (as defined below) shall not be considered to have a material negative effect), and

(b)	that if and to the extent required under the Financing Agreements, the requisite Financing Sources have granted their prior written consent to the implementation of the Required Amendment in the respective Disclosure Documents, which the Bidder shall use reasonable commercial efforts to obtain.

It being understood that the Bidder shall in any event be obligated to accept an amendment, and procure that any required consent from a Financing Source is obtained in respect of such amendment, relating to the Closing Condition pursuant to Section 4.5(a) if and to the extent that BaFin or the SEC, as the case may be, does not accept a reference to hold-separate arrangements in connection with such Closing Condition.

In no event shall the Bidder be obligated to pay the Break Fee (as defined below) if it refrains from publishing the Offer Document due to a Required Amendment in compliance with this Agreement and an objective third party would have to conclude that none of the Closing Failures set out in Sections 9.1(a) through 9.1(c) will occur.

3.6.	The Bidder shall cause, prior to the Registration Statement becoming effective, the Prospective Board Members (as defined below) to be named as insured persons under the Bidder’s existing management liability insurance policy, or any similar policy (the “D&O Policy”), on the same basis as the current members of the Board of Directors, in particular, but not limited to, with regard to the Registration Statement. In particular, the D&O Policy either must cover individuals who provide a consent to be named as directors in a Registration Statement or must be amended to cover such individuals (so that the D&O Policy will cover these individuals in advance of becoming directors). For the avoidance of doubt, the Prospective Board Members shall be added as insured persons under the D&O Policy in this respect prior to the Registration Statement becoming effective irrespective of if or when after the signing of this Agreement any claims are alleged or pursued by any party in relation to the Registration Statement.

Section 4

Tender Offer

4.1.	In accordance with Section 14 para. 1 sentence 3 German Takeover Act the Bidder will apply to BaFin for an extension of the statutory interim period between Offer Announcement and submission of the Offer Document to BaFin from four (4) to eight (8) weeks.

4.2.

Following approval of the Offer Document by BaFin (or the expiration of the review period required under the German Takeover Act), the Bidder will (i) publish the Offer Document without undue delay (ohne schuldhaftes Zögern) in accordance with Section 14 para. 2 German Takeover Act and (ii) on the date of such publication, disseminate the prospectus contained in the Registration Statement to the holders of

Wincor Nixdorf Shares in compliance with the United States Securities Exchange Act of 1934 (as amended) (the “Exchange Act”) and the rules and regulations promulgated by the SEC.

4.3.	In accordance with Section 16 para. 1 German Takeover Act, the Parties envisage that the Tender Offer will have an acceptance period (the last date thereof, as it may be extended in accordance with this Agreement and Sections 16 para. 3, 21 para. 5 sentence 1, 22 para. 2 sentence 1 German Takeover Act, the “Expiration Date”) of four (4) to eight (8) weeks after either the day following approval of the Offer Document by BaFin or the day following expiration of the BaFin review period as required under the German Takeover Act (the earlier of such dates, the “Commencement Date”), provided, however, that

(a)	the Expiration Date shall occur no earlier than 20 business days (as defined in Rule 14d-1(g)(3) under the Exchange Act) after (and including the day of) the Commencement Date; and

(b)	the Bidder may decide in its reasonable judgment prior to the approval of the Offer Document by BaFin to extend the acceptance period to up to ten (10) weeks if (i) there are reasonable concerns that the Registration Statement will not be declared effective prior to the envisaged Expiration Date of eight (8) weeks after the Commencement Date and (ii) both the Material Adverse Change and the Material Compliance Violation Closing Conditions (each as defined below) will only apply through the first eight (8) weeks of an acceptance period so extended.

(in each case as agreed and extended pursuant to this Agreement, the time between and including Commencement Date and Expiration Date, the “Acceptance Period”).

4.4.	The consideration offered to the holders of Wincor Nixdorf Shares under the Tender Offer will be a cash consideration in the amount of EUR 38.98 (in words: Euro thirty eight and ninety-eight cents) (the “Cash Component”) along with a stock consideration consisting of 0.434 Diebold Offer Shares (the “Stock Component”, together with the Cash Component the “Offer Consideration”) per Wincor Nixdorf Share, subject to any increases made either voluntarily or in accordance with the provisions of the German Takeover Act (including any claims under Section 31 para. 3 through 6 German Takeover Act).

4.5.	The obligation of the Bidder to consummate the Tender Offer will be subject solely to the following conditions (the “Closing Conditions”):

(a)

On or before November 21, 2016 (the “Drop Dead Date”), the transaction pursued with this Tender Offer has been approved by the antitrust authorities listed in Annex 4.5(a) (each an “Antitrust Authority”) or the statutory waiting periods in the relevant jurisdictions have lapsed, or hold-separate arrangements shall have been put in place, with the result that the transaction pursued with this Tender Offer may be completed without the approval by the relevant Antitrust Authority (all such approvals and expiration of waiting periods, the “Antitrust Clearances”).

(b)	(i) The Registration Statement regarding the Diebold Offer Shares shall (a) have been declared effective by the SEC prior to the expiration of the Acceptance Period, and (b) not be subject of any stop order by the SEC pursuant to Section 8(d) of the Securities Act or any proceeding initiated by the SEC seeking such a stop order at the time of the consummation of the Tender Offer as described in more detail in the Offer Document, and, (ii) the Diebold Offer Shares have been authorized for listing on the New York Stock Exchange and the Frankfurt Stock Exchange and all existing Diebold shares have been authorized for listing on the Frankfurt Stock Exchange, subject to official notice of issuance. This Closing Condition is hereinafter referred to as the “S-4 Condition”.

(c)	At the time of the expiration of the Acceptance Period, the sum of the number of (i) tendered Wincor Nixdorf Shares (including those Wincor Nixdorf Shares for which the acceptance of this Tender Offer has been declared during the Acceptance Period but only becomes effective after the end of the Acceptance Period by transferring the Wincor Nixdorf Shares to an ISIN designated for Wincor Nixdorf Shares that will trade “as tendered” for which the right to withdrawal, if any, has not been validly exercised in accordance with the Offer Document; (ii) Wincor Nixdorf Shares held directly or indirectly by Bidder, any member of the Diebold Group or any person acting in concert with Bidder within the meaning of Section 2 para. 5 German Takeover Act, (iii) Wincor Nixdorf Shares that must be attributed to Bidder or any member of the Diebold Group in corresponding application of Section 30 German Takeover Act, and (iv) Wincor Nixdorf Shares for which Bidder, any member of Diebold Group or any person acting in concert with Bidder within the meaning of Section 2 para. 5 German Takeover Act has entered into an agreement outside of this Tender Offer, giving them the right to demand the transfer of title of such Wincor Nixdorf Shares (Wincor Nixdorf Shares that fall within the scope of several of (i) to (iv) are counted only once) equals at least 67.6% of all existing Wincor Nixdorf Shares, in each case at the time of approval of the Offer Document by BaFin (the “Minimum Acceptance Rate”).

(d)

Between the publication of the Offer Document and the expiration of the Acceptance Period, trading on the Frankfurt Stock Exchange shall not have been suspended for more than three (3) consecutive trading days for all shares admitted to trading at the entire Frankfurt Stock Exchange. Furthermore, the closing quotations of the DAX (ISIN DE0008469008), as determined by Deutsche Börse AG, Frankfurt am Main, Germany, or a successor thereof, and published on its internet website (currently: www.deutsche-boerse.com), of the two (2) trading days prior to the end of the Acceptance Period is no more than 28.5% below the closing quotation of the DAX on the trading day immediately preceding the day of the publication of the Tender Offer. This Offer Condition is hereinafter referred to as the “No Market Material Adverse Change Condition”.

(e)	Between the publication of the Offer Document and the expiration of the Acceptance Period, neither (i) has the Company published new circumstances pursuant to Section 15 German Securities Trading Act, nor (ii) have circumstances occurred that would have had to be published by the Company pursuant to Section 15 German Securities Trading Act or that the Company did not publish because of a self-exception pursuant to Section 15 para. 3 German Securities Trading Act, that, in case of a one-time event, result in a negative effect on the annual EBITDA (as defined in the Company’s annual report for the fiscal year ended September 30, 2015) of the Company in an amount of at least EUR 50 million, and/or, in case of a recurring event, result in a recurring negative effect on the annual EBITDA (as defined in the Company’s annual report for the fiscal year ended September 30, 2015) of the Company in an amount of at least EUR 18 million for the fiscal years 2015/2016, 2016/2017 and 2017/2018, or that, in each case, could reasonably be expected to have such effect (“Material Adverse Change”).

(f)	Between the publication of the Offer Document and the expiration of the Acceptance Period, no criminal or material administrative offense (Ordnungswidrigkeit) relating to applicable corruption, anti-bribery, money laundering or cartel laws by a member of a governing body or officer of the Company or a subsidiary of the Company, while any such person was operating in their official capacity at, or on behalf of, the Company or a subsidiary of the Company (be it an offense under any applicable administrative, criminal or equivalent laws in the United States, Germany or any other jurisdiction whose laws apply to operations of the Company or a subsidiary of the Company) is known to have occurred, if any such criminal or material administrative offense constitutes insider information for the Company pursuant to Section 13 German Securities Trading Act or has constituted insider information prior to its publication (“Material Compliance Violation”).

(g)	Between the publication of the Offer Document and the expiration of the Acceptance Period, the Company shall not have (i) increased its share capital, or (ii) granted, delivered, sold, committed to sell, transferred, or in any other way disposed of any or all of the Wincor Nixdorf Treasury Shares.

(h)	Between the publication of the Offer Document and the expiration of the Acceptance Period (i) no insolvency proceedings under German law have been opened in respect of the assets of the Company; moreover the Management Board has not applied for such proceedings to be opened and (ii) there are no grounds that would require an application for the opening of insolvency proceedings.

(i)	Between the publication of the Offer document and the expiration of the Acceptance Period, no competing offer was announced by a third party within in the meaning of Section 22 German Takeover Act (a “Competing Offer”) which according to an ad hoc notification by the Company pursuant to Section 15 German Securities Trading Act (i) offers an overall consideration exceeding the consideration offered by the Tender Offer or (ii) is otherwise determined by the Management Board and the Supervisory Board to be in the best interest of the Company (such Competing Offer, a “Superior Proposal”).

(j)	The absence of any temporary restraining order or preliminary or permanent injunction or other order by any governmental authority of competent jurisdiction preventing consummation of the Tender Offer or the Business Combination.

The Bidder shall be entitled, at its free discretion, to waive any Closing Condition to the extent legally permissible and subject to any applicable consent by the requisite Financing Sources.

4.6.	To the extent the determination of whether a Closing Condition is satisfied depends on the opinion of a third party neutral expert (the “Neutral Expert”), the Company will to the extent legally permissible provide (i) reasonable support to the Neutral Expert and (ii) all requisite information regarding the Company, its Subsidiaries and the business they operate, provided, however, that all expenses incurred thereby by the Company or its Subsidiaries will be borne by the Bidder.

4.7.	The Bidder will refrain from having the Tender Offer predicated on the satisfaction of additional closing conditions absent the Company’s prior consent. To the extent permissible and permitted under the Certain Funds Financing, the Bidder will be entitled to waive any and all of the Closing Conditions in whole or part.

4.8.	Following the Expiration Date and the satisfaction or waiver by the Bidder of the Closing Conditions (other than the Antitrust Clearances), the Bidder will conduct an additional acceptance period for the Tender Offer (weitere Annahmefrist – the “Additional Acceptance Period”) in accordance with the German Takeover Act, during which the Bidder will offer to acquire all remaining Wincor Nixdorf Shares.

4.9.

Prior to the time of the settlement of the Tender Offer and depending on the number of Wincor Nixdorf Shares tendered into the Tender Offer, the Bidder will ensure that (i) the total number of new Diebold Shares issued in connection with the Tender Offer will not exceed, upon issuance, 12,940,236 which will correspond with 19.91% of the total number of Diebold Shares outstanding as of the date of this Agreement (such newly issued Diebold Shares, the “Diebold Offer Shares”), (ii) the Diebold Offer Shares will be fully fungible with the Diebold Shares, including with respect to dividend entitlements (based on the Bidder’s quarterly dividend distribution) and (iii) the Diebold Offer Shares will be admitted to trading on (a) the New York Stock Exchange and (b) the Frankfurt Stock Exchange.

Section 5

Support of the Tender Offer by the Company and Mutual Actions to Support the Transaction

5.1.	Subject to the terms of this Section 5, from the time of signing this Agreement to the earlier of (i) the termination of this Agreement, and (ii) the Closing, including, if applicable, the expiration of the Tender Right Period, the Company, in consideration of the Bidder agreeing and undertaking to comply with its obligations under this Agreement and to pursue the Tender Offer and the Transaction in accordance with this Agreement, shall support the Tender Offer and the Transaction in any and all publications and communications that relate to the Transaction.

5.2.	In addition to the ad hoc announcement pursuant to Section 2.1(b) and the press release pursuant to Section 2.2, the obligation of the Company as set forth in Section 5.1, also in consideration of the Bidder agreeing and undertaking to comply with its obligations under this Agreement and to pursue the Tender Offer and the Transaction in accordance with this Agreement, extends, subject to the qualifications and restrictions set out in this Agreement, to (i) the response statement under the Rule 14e-2 of the Exchange Act (the “Response Statement”) that the Company shall publish no later than five (5) Business Days following publication of the Offer Document and (ii) all public statements, press conferences, interviews, (joint) roadshows, investor conferences and other opportunities to support the Tender Offer, if and to the extent these relate to the Transaction.

5.3.	To the extent permitted by law and it has the power to do so, the Company shall, from the time of signing this Agreement to the earlier of (i) the termination of this Agreement, and (ii) the Closing, refrain, and shall use reasonable efforts to procure that any other member of Wincor Nixdorf Group as well as the members of the representative bodies (Vertretungsorgane) of such members of the Wincor Nixdorf Group will refrain, from initiating any measures or steps which could jeopardize the success of the Tender Offer (including the satisfaction of any of the Closing Conditions). Further, the Company shall not and, to the extent legally possible and it has the power to do so, shall procure that no other member of the Wincor Nixdorf Group will, directly or indirectly:

(a)	solicit, i.e. actively asking for, a Competing Offer, or another transaction, proposal or approach which is economically or otherwise comparable to a Competing Offer and that, if implemented, could jeopardize the success of the Tender Offer; and

(b)	unless actively approached with a proposal that is reasonably likely to result in a Superior Offer or another transaction which is economically or otherwise comparable to a Competing Offer and in relation to which no member of the Wincor Nixdorf Group breached Section 5.3(a), enter into any communications, discussions, negotiations, correspondence or arrangements or make any confidential documents relating to Wincor Nixdorf Group or its business available with a view to soliciting any Competing Offer or any other transaction that if implemented could jeopardize the success of the Tender Offer.

5.4.	The Company will inform the Bidder as soon as reasonably practical if it has been approached by a third party in relation to a situation which could reasonably be expected to end in a Competing Offer or other transactions that, if implemented, would jeopardize the success of the Tender Offer.

5.5.	Nothing in this Agreement shall prevent the Company, the Management Board, the Supervisory Board or any other member of the Wincor Nixdorf Group from:

(a)	providing information duly requested or required by a regulatory authority;

(b)	engaging with a third party that submits a bona fide, unsolicited proposal that is reasonably likely to result in a Superior Proposal for the Wincor Nixdorf Shares, provided, however, that the Company will as soon as reasonably practically make available to the Bidder any material non-public information made available to such third party to the extent such information was not previously provided to the Bidder;

(c)	(i) referring to potentially adverse tax consequences for German retail shareholders resulting from acceptances of the Tender Offer, (ii) advising German retail investors to consider that a disposal of their shares in the market or otherwise might be more beneficial than accepting the Tender Offer, (iii) disposing of their Wincor Nixdorf Shares outside of the Tender Offer by selling their Wincor Nixdorf Shares via or outside the stock exchange at a price and at a time that is, at their sole discretion, reasonably satisfactory to them, it being understood that such Wincor Nixdorf Shares shall not be sold to any member of the Wincor Nixdorf Group prior to Closing and (iv) informing investors and the press accordingly (in the Reasoned Statement, the Response Statement (as defined below) and/or otherwise);

(d)	acting in accordance with (i) their fiduciary duties under German law, in particular, the duty of care and loyalty under Section 93 German Stock Corporation Act (Aktiengesetz – “German Stock Corporation Act”); (ii) the concept of managerial neutrality (Section 33 German Takeover Act) and (iii) the business judgment rule (Section 76 German Stock Corporation Act).

Section 6

Reasoned Statement by the Company’s Corporate Bodies on the Tender Offer

6.1.	Without undue delay (unverzüglich), and in any case no later than five (5) Business Day following the Commencement Date, the Management Board and the Supervisory Board will each publish a Reasoned Statement or a joint Reasoned Statement pursuant to Sections 27 para. 3, 14 para. 3 German Takeover Act.

6.2.	The Company will afford the Bidder and their advisors the opportunity to, and the Bidder and their advisors shall, review and comment on each Reasoned Statement and on the Response Statement, including all additions and modifications thereto, prior to their publication. In case of any dispute with respect to the content of any Reasoned Statement or Response Statement or any documentation relating thereto, the Company will have the right to make the ultimate decision, provided, however, that the Reasoned Statement and the Response Statement, as the case may be, materially comply with the terms and conditions of this Agreement. Likewise, the Company will have such ultimate decision right with respect to any amendment, supplement or subsequent modification of any Reasoned Statement of the Management Board and the Supervisory Board.

6.3.	Subject to Section 5.5(c) above, the Management Board and the Supervisory Board will confirm in their Reasoned Statement that, in their opinion and subject to review of the Offer Document, (i) the Offer Consideration is fair and adequate, (ii) they support the Tender Offer, (iii) they recommend to the holders of Wincor Nixdorf Shares to tender their Wincor Nixdorf Shares into the Tender Offer; and (iv) the members of the Management Board will either tender their Wincor Nixdorf Shares into the Tender Offer or sell their Wincor Nixdorf Shares via or outside the stock exchange at a price and at a time that is, at their sole discretion, reasonably satisfactory to them.

6.4.	Such support and recommendation of the Tender Offer in the Reasoned Statement as set forth in Section 6.3 shall be subject to the following (together the “Recommendation Requirements”):

(a)	no Competing Offer, or the intention thereof, has been announced or launched by a third party that the Management Board and the Supervisory Board have determined to be a Superior Proposal, provided, however, that the Company has without undue delay (unverzüglich) after both such determinations have been made, informed the Bidder accordingly; and

(b)	no other circumstances exist that would cause, or as confirmed in writing by an external legal counsel of recognized standing would reasonably be likely to cause, the members of the Management Board and/or the Supervisory Board to violate their duties under applicable law, including any obligations of the members of the Management Board and/or the Supervisory Board to observe their duty of care and fiduciary duty vis-à-vis the Company, including their obligations under Sections 27 and 33 German Takeover Act and under Sections 76, 93 and 116 German Stock Corporation Act.

6.5.	From the date of this Agreement and as long as the Recommendation Requirements remain fulfilled, the Management Board and the Supervisory Board shall not:

(a)	withdraw or amend adversely to the Bidder or withdraw their intention, or otherwise breach their obligation, to give, the Reasoned Statement;

(b)	act, including by making any public statement, in a manner that does not comply with the terms of this Agreement and (i) after its publication, is contrary to the Reasoned Statement and could adversely affect the successful consummation of the Tender Offer or (ii) recommend that holders of Wincor Nixdorf Shares take or consider taking any action that could prevent, delay or otherwise adversely affect the implementation of the Tender Offer; and

(c)	recommend (or agree or resolve to recommend) a Competing Offer.

Section 7

Covenants

7.1.	During the period from the date of this Agreement to the earlier of (i) the termination of the Agreement and (ii) the Closing, the Company, subject to the fiduciary duties of the members of the Management Board and the Supervisory Board as well as to the extent permitted by law and it has the power to do so and subject to the terms of this Agreement, shall, and shall use best efforts to ensure that the Company’s Subsidiaries will, subject to the Bidder’s consent in all material respects consistent with past practice, carry on its and their business in the ordinary course including the continuation of the Company’s announced restructuring program entitled “delta” (such program, the “Delta Program”), and, in addition to that, refrain from:

(a)	entering into major joint ventures, partnerships or other forms of co-operations with third parties, if such transactions could adversely affect the consummation of the Tender Offer;

(b)	purchasing, selling, acquiring, transferring or encumbering material assets of the Company or any of its Subsidiaries (including investments in intangible assets, fixed assets or financial assets), either directly or indirectly, by way of a merger or another form of transformation, takeover, acquisition, transfer, disposal or similar transaction with one or more third parties or disposing of any such assets in another manner.

7.2.	Nothing in Section 7.1 shall prevent the Company or any of the Company’s Subsidiaries from (i) pursuing a project which the Company has initiated prior to the Offer Announcement, (ii) making an investment or disinvestment with a value of less than EUR 50 million (in words: Euro fifty million) in each individual case, provided, however, that the aggregate amount of neither such investments nor disinvestments exceeds EUR 200 million (in words: Euro two hundred million) (iii) taking any measures regarding the Wincor Nixdorf Stock Option Plan including the issuance of any additional option rights or shares thereunder, cash settlement of the Wincor Nixdorf Stock Option Plan or any other amendment / supplement thereto, (iv) extending the appointments and service agreements of the members of the Management Board, (v) granting its employees, officers and/or members of the Management Board retention bonuses or other incentives to continue their service with the Company or its Subsidiaries or bonuses for additional work relating to the Transaction, and/or (vi) in accordance with law (1) transferring any of the Company’s Subsidiaries to the Company or to any of its other Subsidiaries, (2) implementing any mergers of any of the Company’s Subsidiaries within the Wincor Nixdorf Group, (3) entering into or terminating or cancelling any enterprise agreements within the meaning of Section 291 German Stock Corporation Act within the Wincor Nixdorf Group and/or (4) implementing any other corporate reorganization measure within the Wincor Nixdorf Group.

7.3.	Prior to the Closing, the Bidder shall refrain from initiating, and shall ensure that none of its Subsidiaries will initiate:

(a)	(i) a split, reverse split, combination or reclassification of Diebold Shares or (ii) a redemption of Diebold Shares or any other outstanding equity securities;

(b)	any amendments to its organization documents to the extent such amendment would reasonably be expected to adversely affect the holders of Wincor Nixdorf Shares;

(c)	any action that would jeopardize the success of the Tender Offer (including the satisfaction of the Closing Conditions).

7.4.	The Bidder and the Company shall each continue to pay dividends not exceeding its past practice until the Closing.

7.5.

Subject to the restrictions imposed by mandatory law, in particular the German Stock Corporation Act and competition laws, and subject to the Bidder’s consent regarding the reimbursement of reasonable costs pursuant to Section 7.6(a), the Company shall use, and shall ensure that its Subsidiaries use, their respective reasonable efforts to provide to the Banks or any other person (actually or prospectively) providing, underwriting or arranging, in the form of a syndication, refinancing or a security issuance, the Certain Funds Financing or any other financing or refinancing of, or in connection with, the Transaction (such persons, collectively, the “Financing Sources”) all necessary cooperation in connection with the underwriting, marketing, arrangement and syndication of the Certain Funds Financing and of any other form of a syndication, refinancing or a security issuance (the “Refinancing”), by any of the Financing Sources as may be reasonably requested by the Bidder, including without limitation:

(a)	support by making available all financial and other information customarily made available in comparable transactions to borrowers, issuers, arrangers, underwriters, initial purchasers or placement agents in connection with the Certain Funds Financing and the Refinancing by any of the Financing Sources, in particular to support the preparation of the syndication and offering documents and materials including information memoranda, offering memoranda, prospectuses, lender and investor presentations and other marketing documents for senior notes, bridge facilities, revolving facilities, term loan facilities, any hedging instruments or any other form of debt or equity financing;

(b)	by offering a management presentation, support by making available as requested information and personnel with obtaining indicative and final ratings for any debt instruments and credit facilities, including presentations, meetings and answering follow-up questions (such presentations and meetings to be at reasonable times and not to unduly interfere with the operation of the Company’s business);

(c)	support with obtaining, signing, and executing certificates, waivers, and auditor consents;

(d)	delivering, or contributing to the delivery of, (i) an audit opinion and consent of KPMG AG (“KPMG AG”), the Company’s independent auditor, for inclusion in the Registration Statement or any other offering document in connection with the Certain Funds Financing or Refinancing and (ii) draft and final comfort letters (including bring down comfort letters) by KPMG AG with customary negative assurance, in each case, if and to the extent customary in connection with debt or equity offerings in Europe and/or the United States (it being understood, with respect to (i) and (ii) that the Company shall in no way be liable for procuring any act or omission by KPMG AG);

(e)	not engaging or undertaking to engage in competing material issuances, offerings, placements or arrangements of debt securities or commercial bank or other credit facilities in the United States of America exceeding an aggregate amount of EUR 50,000,000 (in words: Euro fifty million) prior to completion of syndication of the Certain Funds Financing;

(f)	providing the Financing Sources direct contact with the Management Board available for a reasonable number of due diligence sessions and meetings with actual and potential Financing Sources; and

(g)	permitting the use of the Company’s logos in connection with any such financing presentation, provided, however, such logos are used solely in a manner that is not intended to nor reasonably likely to harm or disparage the Company or the reputation or goodwill of the Company.

7.6.	In respect of Wincor Nixdorf Group’s cooperation obligations pursuant to this Agreement, the following shall apply:

(a)	Upon (i) notification in writing or via email of the terms and conditions of retaining external assistance and (ii) the Bidder’s consent in writing or via email (which consent shall not unreasonably be withheld or delayed), the Bidder assumes all reasonable out-of-pocket costs and other expenses vis-à-vis the Company and its Subsidiaries incurred by each of them relating to any cooperation and assistance, (y) provided for by Sections 3.3 and 3.4 to the extent pro forma financial information is concerned, including all fees and expenses of KPMG AG, and (z) pursuant to Section 7.5 in connection with the Certain Funds Financing and the Refinancing, including, without limitation, such reasonable fees and expenses of KPMG AG and counsel for the Company incurred in connection with its assistance in obtaining the Certain Fund Financing and the Refinancing, but excluding costs incurred by the Company in relation to its assistance regarding any re-financing of the Company pursuant to Section 7.7 below in its own interest.

(b)

None of the Company or any of its Subsidiaries shall be required by Section 7.5 to (i) pay any commitment or other similar fee or incur any other liability or obligation of any kind, including under any guarantee or pledge or any other document relating to the Certain Funds Financing or any Refinancing, in connection with the Certain Funds Financing or any Refinancing, (ii) enter into any binding agreement or commitment, or adopt any resolution or otherwise take any corporate or similar action, in connection with the Certain Funds Financing or any Refinancing, or (iii) take any action that would reasonably be expected to (1) unreasonably interfere with the ongoing operations of the Company and its Subsidiaries, (2) cause any covenant in this Agreement to be breached or any condition set forth in Section 4.5 to fail to be satisfied except where the Bidder expressly waives in writing such breach or non-compliance, (3) cause any director, officer or employee of the Company or any of its Subsidiaries to incur any personal liability, (4) result in the disclosure of insider information until such information has been publicly disclosed or otherwise ceased to constitute insider information in accordance with German law; it being understood, however, that (x) subject to the fiduciary duties of the Management Board and of the Supervisory Board and to the extent permitted by law, the Company shall upon reasonable request inform the Bidder whether or not a Company Financing Self-Exemption is in place with such information to be subject to customary confidentiality undertakings by the Bidder, and (y) in light of potentially severe consequences prompted by a delayed drawing of funds under the Certain Funds Financing or a delayed Refinancing, as the case may be, for both the Bidder and the Combined Group following the time of Closing, the Company undertakes to publish the insider information or to revoke the Company Financing Self-Exemption as soon as legally practicable after being informed about the need to draw funds under the Certain Funds Financing or the Refinancing, or the Bidder’s intent to launch a Refinancing, as the case may be, provided, however, that the Company has concluded that such publication or revocation is in the Company’s best interest in light of all circumstances, or (5) require the Company or its Subsidiaries to provide any access, documents or information that would not be required pursuant to Section 7.5.

7.7.	The Parties will discuss the Company’s (re-)financing strategy in good faith and in a cooperative way; the Bidder will, to the extent permitted by law, be afforded reasonable access to all lenders or debt financing sources, currently providing debt financing to the Company or its Subsidiaries which may be terminated or accelerated, or otherwise become due as a consequence of, or in connection with, the Closing of the Transaction. Upon signing of this Agreement and to the extent so requested by the Company, the Bidder or an Affiliate of the Bidder shall have entered into agreements to ensure binding financing commitments by the Financing Sources towards the Bidder in a maximum amount of up to EUR 175,000,000 (in words: Euro one hundred and seventy-five million) to cover any (re-)financing needs of the Company and upon Closing grant shareholder loans to the Company at market terms, but to no less favorable terms and conditions than the current financing agreements of Wincor Nixdorf Group, to cover any further (re-)financing needs of the Company in a maximum amount of up to EUR 500,000,000 (in words: Euro five-hundred million) which may arise as a consequence of, or in connection with, the Closing of the Transaction. The Company, upon request of the Bidder, shall use reasonable efforts to refinance all or parts of its existing financing arrangements, provided, however, that such new refinancing carries an overall economic benefit for the Company (including any internal compensation provided by the Bidder to the Wincor Nixdorf Group). Furthermore, after the signing of this Agreement, the Parties will, to the extent permitted by applicable law, cooperate in good faith, and the Company shall use reasonable efforts to render support as reasonably requested by the Bidder, with a view to improving the financing structure and reducing financing costs of the Combined Group.

7.8.	The Company shall, and shall ensure that its Subsidiaries will, use commercially reasonable best efforts to refrain through Closing from increasing its borrowings by more than an aggregate total of EUR 300,000,000 (in words: Euro three hundred million).

7.9.	The Parties will notify each other without undue delay of the occurrence of any circumstance which will, or could reasonably be expected to, result in any Closing Failure (as defined below), or in the noncompliance with any of such Party’s obligations under this Agreement, or which would otherwise be reasonably likely to materially adversely affect the consummation of the Transaction, provided, however, that any communication and information in respect of Competing Offers, Superior Proposals and/or comparable transactions shall exclusively be governed by Sections 5.5(b) and 6.4(a), and no information that constitutes insider information shall be shared, except if it relates to a Closing Condition in which case it will be shared with the Neutral Expert according to Section 4.6.

7.10.	From signing of this Agreement until the later of (i) the expiration of the Additional Acceptance Period or (ii) the expiration of the Tender Right Period, if any, the Company shall ensure that any option rights under the Wincor Nixdorf Stock Option Plan which can be exercised are settled by cash payments.

Section 8

Antitrust; Regulatory Approvals

8.1.	Subject to Section 8.4, the Parties covenant to render to each other all reasonably necessary assistance and cooperation to ensure that the Antitrust Clearances are obtained as promptly as reasonably practicable after the signing of this Agreement.

8.2.	Without prejudice to the generality of the foregoing, the Parties shall work together to ensure that the notifications and other documents required for the Bidder and/or the Company (as applicable) to apply to the Antitrust Authorities for the Antitrust Clearances are completed and filed with Antitrust Authorities as promptly as reasonably practicable following the signing of this Agreement.

8.3.	Immediately following the signing of this Agreement the Parties shall establish a task force consisting of competition law experts of their respective external legal and economic antitrust advisors that will jointly manage the Antitrust Clearances, share all necessary and required information and cooperate in good faith with the objective to have all Antitrust Clearances obtained in a timely manner. This task force will report to the respective chief executive officers of the Bidder and the Company at least every two (2) weeks.

8.4.	The Bidder will:

(a)	keep the Company promptly informed of the status and progress of the processes for obtaining the Antitrust Clearances;

(b)	consult with the Company sufficiently in advance on the content and the timing of the notifications and all written communications to the Antitrust Authorities before such notifications or communications are made and take account of any comments the Company may have on such notifications and communications;

(c)	furnish to the Company or its legal advisors copies of the notifications to the Antitrust Authorities and all other related correspondence in the form sent to the Antitrust Authorities (but excluding, in relation to the Company, all analyses and reports prepared by or for the Bidder or by or for any of its shareholders regarding the financial or commercial aspects of the Transaction and which accompany or form part of any notification to any Antitrust Authority or are otherwise requested by an Antitrust Authority, it being understood that the Company’s legal advisors will be furnished with such analyses and reports on a counsel-only basis); and

(d)	afford the Company and its legal and economic advisors reasonable opportunity to participate in all meetings and discussions with each Antitrust Authority in connection with the Transaction unless prohibited by applicable law or by the relevant antitrust authority.

8.5.	The Parties will discuss in good faith how to address any issues raised by any Antitrust Authority with respect to the Transaction and, thereafter, the Bidder will, as soon as advisable with regard to the agreed timeline for the consummation of the Tender Offer:

(a)	enter into discussions with any Antitrust Authority that raised any issue with respect to the Transaction to explore the possibility of addressing such issue by offering commitments which would be obligations or conditions to the granting by such Antitrust Authority of its approval of the Transaction; and

(b)	offer to such Antitrust Authority such commitments as would be necessary to ensure that all relevant approvals by such Antitrust Authorities are obtained with respect to the Transaction;

provided, however, that the Bidder (subject to Sections 8.6 and 8.7 below) shall not be required to propose, agree to or accept any undertakings, agreements, commitments or conditions in connection with the Transaction that would require the Bidder to divest or cause or result in the divestment of (i) existing businesses, business divisions or product lines of either the Bidder or the Company or (ii) businesses, business divisions or product lines of the future Combined Group that in aggregate would represent more than 8% of the consolidated annual revenues of the Combined Group, to be calculated on the basis of the then most recent available quarterly report of the Bidder and the Company, respectively.

8.6.	Notwithstanding Section 8.5, the Bidder shall in addition be obligated to offer, agree to or accept any disposal or other obligations, commitments or conditions with respect to any businesses of the Bidder active in the United States to the extent necessary to eliminate any concern with respect to the Transaction expressed by the United States Department of Justice or Federal Trade Commission under Section 7 of the Clayton Antitrust Act or any other authority of the United States.

8.7.	Notwithstanding Section 8.5, the Bidder shall in addition be obligated to offer, agree to or accept any obligations, commitments or conditions with respect to any businesses of the Bidder located in Germany to the extent necessary to eliminate any concern with respect to the Transaction expressed by any competent authority under the German or EU merger regulation.

8.8.	To the extent applicable, the Parties shall use their respective reasonable best efforts, subject to applicable laws, to make all additional regulatory filings and obtain all additional requisite regulatory approvals and clearances as promptly as reasonably practicable following the signing of this Agreement.

Section 9

Closing Failure; Revised Transaction

9.1.	If the Tender Offer is not consummated due to the non-satisfaction of a Closing Condition (each such instance, a “Closing Failure”) and if the Closing Failure was due to the non-satisfaction of one or more of the below (and no other Closing Condition):

(a)	the condition to obtain the Antitrust Clearances pursuant to Section 4.5(a);

(b)	the S-4 Condition pursuant to Section 4.5(b); or

(c)	the No Market Material Adverse Change Condition pursuant to Section 4.5(d);

the Parties shall use their reasonable best efforts, taking into account the reasons for the non-satisfaction of one or more of the above Closing Conditions, to re-negotiate the Tender Offer and the Business Combination with regard to the new facts in good faith (such newly proposed transaction, the “Revised Transaction”), provided, however, that the Closing Failure has not been caused by non-compliance of either Party with the terms of this Agreement.

9.2.	The Parties shall use their reasonable best efforts to consummate the Revised Transaction pursuant to the terms of a revised business combination agreement (the

“Revised Agreement”) which the Parties shall, as the case may be and subject to an agreement, enter into as promptly as practicable and in no event more than two (2) months after the Closing Failure. To the extent appropriate, the terms and conditions of this Agreement shall serve as guidance for the Revised Agreement.

9.3.	In the event the Parties have, after a period of one (1) month following the Closing Failure, still failed to reach a Revised Agreement, they shall submit all outstanding open points to a third-party independent mediator, jointly chosen by the Parties, with the objective of finding a commercially sensible and equitable resolution, it being understood that the third-party independent mediator shall not be entitled to resolve any open issues with binding effect upon the Parties.

9.4.	Immediately upon signing of a Revised Agreement, as the case may be, the Parties will announce the Revised Transaction and take all measures necessary or helpful to successfully consummate the Revised Transaction as set forth in the Revised Agreement.

Section 10

Preparation for Integration

10.1.	In order to ensure an effective and efficient integration process following the Closing, the Parties will cooperate based on the following principles for a successful integration of each of the businesses of the Company and the Bidder:

(a)	The Parties agree to nominate a management office function which assists the Integration Committee (as defined below) in managing the integration process of the Bidder’s and the Company’s businesses in the Combined Group (such office, the “Integration Management Office”). The Integration Management Office will be chaired by the chief integration officer and shall manage the integration. The Integration Management Office, represented by the chief integration officer, will on a regular basis report to the Integration Committee.

(b)	The Parties will work together to develop an integration plan which outlines all relevant objectives for the integration of the businesses and which further develops the post-closing business strategy (the “Integration Master Plan”). To the extent reasonably required for the development of the Integration Master Plan and permitted by law, the Parties will grant each other access to information. The Integration Master Plan will include certain defined (part) pilot projects, a review of all synergies and their expected realization period, as well as a tax efficient coordination of (i) the Lines of Business (as defined below) dimension, (ii) the Regions (as defined below) dimension, and (iii) the structure of the business operations.

10.2.	As promptly as practicable following the signing of this Agreement, the Parties will establish an integration committee (the “Integration Committee”).

(a)	The Integration Committee will consist of four (4) members and each of the Company and the Bidder shall nominate two (2) members.

(b)	The Integration Committee’s initial members shall be both Parties’ respective chief executive officer and chief financial officer. Thereafter, each Party may at all times replace any of its members in the Integration Committee by another member of the Core Leadership Team.

10.3.	Upon Closing, to the extent legally permissible and practical, the Integration Committee shall

(a)	oversee the Integration Management Office;

(b)	implement, and measure the state of, the integration and ensure cooperation and the continued integration of both organizations;

(c)	oversee all defined (part) pilot;

(d)	designate the members of the Core Leadership Team and the Leadership Team, as well as other senior management positions; and

(e)	oversee the implementation of the employment matters as set forth in Section 16 and resolve upon necessary adjustments if operating or market conditions so require.

10.4.	Following the signing of this Agreement, the Parties shall, to the extent legally permissible (in particular, taking into account any restrictions imposed by applicable antitrust rules), (i) commit to align their respective compliance programs and systems on a best practice basis, with reference to laws and practices in the United States, Germany, other relevant jurisdictions, and terms of the Bidder’s agreements with the United States government to be effective after the Closing, and (ii) enter into good faith negotiations with the objective to reach an agreement outlining the specific features of a best practices compliance program for the Combined Group, including certain features to be adopted by both parties before the Closing, and (iii) commit to conduct a risk-based analysis at both the Company and the Bidder, led for each of the Parties by agreed upon experts under relevant laws, by (respectively) Freshfields Bruckhaus Deringer LLP (for the Company) and Sullivan & Cromwell LLP (for the Bidder), with the goal of identifying changes to be made in order to implement the Combined Group’s compliance program after the Closing, and with the changes made prior to the Closing to be shared contemporaneously between the Parties.

10.5.	All obligations set out in this Section 10 are subject to applicable laws, in particular stock corporation law, and the fiduciary duties of the respective board members of the

Bidder and the Company which may restrict the Parties’ ability to fulfill their obligation under this Section 10. This Section 10 exclusively governs the rights and obligations of the Parties with regard to compliance.

Section 11

Name; Brand

11.1.	Subject to any required consents, the name of the enterprise operated by the Combined Group, as well as of the Bidder, shall be “Diebold Nixdorf”. As soon as reasonably practical after the Closing, the articles of association of the Bidder and the Company shall be amended to reflect the name contemplated in the previous sentence. In case the requisite consents cannot be obtained, the Parties shall in good faith negotiate a substitute name that reflects both the name of the Bidder and the Company in a balanced way.

11.2.	The corporate colors of the Combined Group will include red as used by the Company and blue as used by the Bidder.

11.3.	The Combined Group shall incorporate the principle of the Company’s logo design with blue characters and with a red stripe.

Section 12

Headquarters; Reporting

12.1.	The Combined Group’s business will be operated from headquarters located in Canton, Ohio and Paderborn, Germany. The Combined Group’s registered offices will be in Canton, Ohio, given that the top holding entity will be publicly-listed in the United States and based in Ohio.

12.2.	There will be no change to the location of the Company’s corporate headquarters in Paderborn nor to the locations of the Company’s German material subsidiaries.

12.3.	Any changes to the business locations agreed between the Parties shall be subject to (i) arm’s length standards and (ii) be reviewed also for tax efficiency.

12.4.	Except as otherwise provided for in this Agreement, the Combined Group will have internal steering and reporting lines customary for a publicly-listed company in the United States.

Section 13

Global Responsibilities; Structure of the Business Operations

13.1.	The Combined Group will operate its business along the dimension of (i) business units or lines of business which will include hardware, software and services (each, a “Line of Business” and, collectively, the “Lines of Business”) and (ii) regions or geographies (the “Regions”). The Lines of Business will be the Combined Group’s primary management dimension with P&L responsibility and the Regions will be the Combined Group’s secondary management dimension.

13.2.	The Lines of Business dimension of the Combined Group will be organized as follows:

(a)	The Line of Business entitled “Services” shall be centered in the Canton, Ohio headquarter and led by Mr. Olaf Heyden.

(b)	The Line of Business entitled “Systems” shall be centered in the Paderborn headquarter and led by Dr. Ulrich Näher.

(c)	The Line of Business entitled “Software” shall be centered in the Paderborn headquarter / Utrecht (sub-location London, Ontario) and led by Mr. Alan Kerr.

(d)	The management teams below the leadership for each Line of Business will be staffed such that both the Bidder and the Company are represented in a fair way. The guideline for staffing should be performance over “origin”.

(e)	The Integration Master Plan shall include a tax efficient coordination of these Lines of Business.

13.3.	The Combined Group will, as a third management dimension, use customer segments (currently consisting of a Retail segment and a Banking segment) to tailor solutions and services as well as the Combined Group’s go-to-market approach.

13.4.	The Regions dimension of the Combined Group shall be organized along the following geographical segmentations:

(a)	NA – North America (the United States and Canada),

(b)	LA – Latin America,

(c)	APJ – Asia, Pacific and Japan and

(d)	EMEA – Germany, rest of Europe, Middle East and Africa, provided, however, that the Parties agree that the EMEA segmentation shall be subject to further good faith negotiation.

13.5.	The regional leaders will be matrixed with the Lines of Business.

13.6.	The Combined Group intends to use a global account program for selected customers to better address large-scale customers whose requirements stretch globally.

13.7.	The global responsibilities and the structure of the business operations shall be implemented in a tax efficient way and subject to an arm’s length standards, to be set out in the Integration Master Plan.

Section 14

Composition of Boards

The Parties agree to use their best efforts, subject to the confines of the organizational and governance rules under applicable stock corporation law and any applicable fiduciary duties, to staff the respective boards of the Company and the Bidder as promptly as reasonably practicable after the Closing as follows:

14.1.	With regard to the Supervisory Board of the Company, the following shall apply:

(a)	The Company shall use its reasonable best efforts to ensure that after Closing three (3) current shareholder appointed member of the Supervisory Board will resign from their positions and will be replaced by three (3) representatives of the Bidder (of whom one (1) representative will be female to ensure compliance with German laws on the gender quota in supervisory boards) to be appointed in accordance with the proceeding set forth in Section 104 German Stock Corporation Act.

(b)	The total number of members of the Supervisory Board consisting of twelve (12) members (with six (6) representatives each from the shareholders’ side and the employees’ side) shall remain unchanged.

14.2.	With regard to the Management Board of the Company, the following shall apply:

(a)	The current members of the Management Board shall continue to manage the Company also after the Closing; upon the Bidder’s reasonable request, the Bidder shall be adequately represented in the Management Board.

(b)	Following the Closing, each member of the Management Board will enter into discussions with the Supervisory Board with the goal of agreeing new service agreements (Dienstverträge) with the Company which follow the Bidder’s human resources practices (in respect of terms, extension and severance).

14.3.	With regard to the Board of Directors, the following shall apply:

(a)	Immediately following the Closing, (i) the size of the Board of Directors shall be expanded to an overall number of thirteen (13) board members and (ii) the Company’s chief executive officer as of the date of this Agreement (the “Company’s Chief Executive Officer”), as well as Dr. Alexander Dibelius, chairman of the Supervisory Board of the Company, and Dr. Dieter Düsedau, member of the Supervisory Board of the Company (the “Prospective Board Members”), shall be appointed as members of the Board of Directors.

(b)	In accordance with Rule 438 of the Securities Act, any Prospective Board Member shall prior to the initial filing of the Registration Statement provide the Bidder an executed consent, in the form as attached hereto as Annex 14.3(b), to being named in the Registration Statement (including any amendments, prospectuses or prospectus supplements thereto) as a person anticipated to become a director of the Bidder and to the filing of such consent as an exhibit to the Registration Statement (the “S-4 Consent”).

(c)	If and to the extent reasonably requested by the respective Prospective Board Members, the Bidder shall assist each Prospective Board Member in establishing a “due diligence defense”, as contemplated by Section 11(b)(3) of the Securities Act for claims made under Section 11 of the Securities Act with respect to the Registration Statement. The scope of the Bidder’s assistance shall be in line with board practices for companies listed in the United States and include, but not be limited to, permitting the Prospective Board Members access to the Bidder’s management, outside counsel, auditors, books and records, contracts, minutes of the meetings of the Board of Directors (that may be redacted or otherwise not provided to the extent required by law), in each case as reasonably practicable.

(d)	The Bidder shall nominate for election by the shareholders to the Combined Group’s Board of Directors at the level of the Bidder (at least one (1) board election cycle after the first shareholder vote on new directors) and recommend that the Bidder’s shareholders vote in favor of the (formerly appointed) Prospective Board Members.

(e)	Upon becoming member of the Board of Directors, the Bidder shall appoint the Company’s Chief Executive Officer as its President.

(f)	Upon the termination of the Company’s Chief Executive Officer employment as a member of the Management Board and with the Bidder as President, the Company’s Chief Executive Officer shall resign from the Board of Directors and thereafter the Bidder’s obligations pursuant to Section 14.3(a) shall terminate with respect to (i) the Company’s Chief Executive Officer and (ii) representation of management on the board is reduced to the incumbent chief executive officer of the Combined Group, it being understood that the representation of two (2) members of the supervisory board of the Company in the Board of Directors shall remain unaffected, provided, however, that such members of the Board of Directors will then satisfy their duties as board members by applying appropriate time and effort.

Section 15

Senior Management and Management System of the Combined Group

15.1.	The Parties agree upon the following governance and management system for the Combined Group:

(a)	With respect to the Combined Group’s executive level at the level of the Bidder (the “Executive Committee”), the following shall apply as promptly as practicable after Closing:

(1)	The members of the Executive Committee individually and as a committee are the primary executive management body in the Combined Group regarding the lead and the direction of the operations and the organization.

(2)	Four (4) members of the Company’s executive team (Company’s Chief Executive Officer, chief financial officer and two (2) Lines of Business leaders) will hold executive positions within the Combined Group as an “officer” within the meaning of Rule 16a-1(f) of the Exchange Act.

(3)	The Executive Committee shall be limited to eight (8) members.

(4)	Executive Committee assignments shall be identical with Section 16 “officer” assignments within the meaning of Rule 16a-1(f) of the Exchange Act and these assignments shall be limited to eight (8) for the Combined Group. The Bidder may appoint additional “officers” within the meaning of Rule 16a-1(f) of the Exchange Act as required by applicable laws.

(5)	The Executive Committee shall be organized in accordance with management principles customary for a publicly-listed company in the United States.

(6)	The Executive Committee shall include the following roles and functions:

(i)	Chief executive officer of the Bidder,

(ii)	President of the Bidder,

(iii)	Chief financial officer of the Bidder,

(iv)	Chief integration officer and senior vice president of retail,

(v)	Head of the Line of Business “Systems”,

(vi)	Head of the Line of Business “Software”,

(vii)	Head of the Line of Business “Services” and

(viii)	Chief legal officer / General counsel of the Bidder.

(b)	The core leadership team of the Combined Group at the level of the Bidder (the “Core Leadership Team”), which is defined as the broader group of company leaders, shall encompass approximately twenty-five (25) members, and will be an expansion of the Executive Committee with the following executives / members:

(1)	all members of the Executive Committee;

(2)	Head of the Line of Business “Security”;

(3)	Regional leaders;

(4)	Customer segment leader “Retail”;

(5)	Core corporate function leaders.

(c)	The Executive Committee appointments shall be balanced to reflect the joint management approach of the Bidder and the Company.

(d)	Core Leadership Team members (other than Executive Committee members, to which the rules above apply) shall be appointed based on their performance (best person for the job) not their origin / affiliation to the Company or the Bidder; however, where appropriate, a balanced approach will be preferable.

15.2.	All of the Combined Group’s employees at the vice president level and above will be part of the Leadership Team of the Combined Group (the “Leadership Team”). This group of approximately 200 executives of the Combined Group will meet once a year face-to-face.

Section 16

Employment Matters; Labor Law

16.1.	The Bidder and the Company view the Business Combination as an opportunity for growth and development for their employee base. Given both Parties’ multinational structure, the Combined Group will rely on the competence and commitment of all of its employees and considers the combined workforce the foundation for future success.

16.2.	The Bidder covenants not to cause the Company to take any actions that would lead to a change of the existing level and status of co-determination in the Supervisory Board.

16.3.	Both Parties are committed to retaining their respective top talents amongst the employees within the Combined Group and to such end intend to implement adequate retention programs to the extent necessary.

16.4.	Businesses and operations of the Company as they exist on the date of this Agreement will substantially be maintained at least until September 30, 2018, subject to the implementation of the Company’s current Delta Program which is strongly supported by the Bidder and which shall be continued substantially in the same manner as planned, provided, however, that in Germany, any reduction of the Company’s workforce shall not materially exceed the extent contemplated under the Delta Program.

16.5.	The Bidder will respect all labor-related provisions in Germany, including existing shop agreements (Betriebsvereinbarungen) and collective bargaining agreements (Tarifverträge).

16.6.	All employees of the Combined Group will be treated fairly in connection with the integration process.

Section 17

Corporate Measures

Nothing in this Agreement shall prevent either Party to seek to enter into and/or to adopt resolutions in favor of any enterprise agreements pursuant to Section 291 German Stock Corporation Act, merger under the German Transformation Act (Umwandlungsgesetz – “German Transformation Act”), change of corporate form under the German Transformation Act, squeeze-out under the German Stock Corporation Act or the German Takeover Act, cash-out merger under the German Transformation Act or integration under the German Stock Corporation Act in relation to the Company and/or the Bidder. Following any merger of the Company and the Bidder, all and any stipulations hereunder relating to rights and obligations of the Company shall apply to the merged company mutatis mutandis.

Section 18

Approval by Corporate Bodies

18.1.	The Bidder hereby confirms that the Board of Directors has approved the entry into this Agreement by the Bidder and the performance by the Bidder of its obligations hereunder. No additional approval or permission is required on the Bidder’s part for the entry into this Agreement other than as provided for in this Agreement.

18.2.	The Company hereby confirms that its Management Board and Supervisory Board have approved the entry into this Agreement by the Company and the performance by the Company of its obligations hereunder. No additional approval or permission is required on the Company’s part for entering into this Agreement other than as provided for in this Agreement.

Section 19

Effectiveness, Term and Termination

19.1.	The Agreement will have a fixed term, ending three (3) years from the date of the Offer Announcement.

19.2.	The Agreement may be terminated with immediate effect:

(a)	by the Company on the one hand or the Bidder on the other hand if

(1)	the Tender Offer lapses and is not, or is not capable of being, consummated by the Drop Dead Date as result of a Closing Failure, provided, however, that the terminating Party is not then in breach, in any material respect, of any of its material covenants or agreements under this Agreement relating to the relevant Closing Condition; and/or

(2)	the respective other Party violates its material obligations under this Agreement and such violation has not been cured within five (5) Business Days after the breach has been notified by the terminating Party, save for any obligations to negotiate in good faith and to enter into a Revised Transaction as set forth in Section 9.1 and save for the obligation to pay the Break Fee pursuant to Section 20 and save for all other claims for damages resulting from any breach of any obligation under this Agreement, provided, however, the Company shall not have the termination rights set forth in this Section 19.2(a) if the Company intends to terminate this Agreement in order to accept a Superior Proposal, it being understood that Section 19.2(b)(6) shall remain unaffected.

(b)	by the Company if:

(1)	The Bidder’s decision to launch the Tender Offer has not been published without undue delay upon signing of this Agreement;

(2)	the Offer Document has not been published by February 10, 2016;

(3)	the consideration offered in the Tender Offer is lower than the Offer Consideration agreed to under Section 4.4;

(4)	the Tender Offer contains closing conditions that are broader than the Closing Conditions specified in Section 4.5;

(5)	the intentions of the Bidder as published in the Offer Document with regard to its strategy or intentions differ from those set forth in this

Agreement, provided, however, that such difference was not due to any requirement of BaFin or the SEC and does not materially adversely affect the interest of the Company, its shareholders and/or other stakeholders;

(6)	the Management Board and/or the Supervisory Board no longer support the Tender Offer as they have determined and informed the Bidder as set forth in Section 6.4(a) to pursue a Superior Proposal, provided, however, that the Company has negotiated with the Bidder in good faith following or prior to publication of the Superior Proposal;

(c)	by the Bidder if:

(1)	the Management Board and/or the Supervisory Board does not issue or withdraws its Reasoned Statement or amend the Reasoned Statement in any way that could jeopardize the success of the Tender Offer;

(2)	following a Required Amendment, the Bidder in compliance with the terms of this Agreement refrains from publishing the Offer Document.

19.3.	The right to terminate this Agreement for good cause (aus wichtigem Grund) shall remain unaffected. Good cause shall exist where the terminating Party, taking into account all circumstances of the specific case and weighing the interests of the Parties, cannot reasonably be expected (unzumutbar) to continue the contractual relationship through the remainder of the agreed fixed term (Section 314 para. 1 sentence 1 German Civil Code (Bürgerliches Gesetzbuch)).

19.4.	Notice of any termination must be given in writing and must be made within ten (10) Business Days after the terminating Party has become aware of the factual circumstances on which a termination right is based and any good-faith negotiations have failed. In the event of termination of this Agreement, this Agreement shall have no further effect, save for Section 2.3 and Section 19 through Section 22.

Section 20

Break Fee

20.1.	If (i) the Tender Offer is not consummated due to one or more Closing Failures set forth in Section 9.1(a) through Section 9.1(c), and (ii) the Parties, following good faith negotiations during a period of two (2) months in accordance with Sections 9.1 through 9.3 (including, to the extent necessary, the consultation of a mediator) have not been able to agree to a Revised Transaction and enter into a Revised Agreement and (iii) either Party has terminated this Agreement pursuant to Section 19.2(a)(1) or Section 19.2(b)(1) through 19.2(b)(5), then the Bidder shall pay without undue delay (unverzüglich) after the expiration of the period of two (2) months as set out in Section 9.2 to the Company a fee in cash (pauschalierter Schadensersatz) (such fee, the “Break Fee”) in an amount of

(a)	EUR 20 million (in words: Euro twenty million) in case of the non-fulfilment of the S-4 Condition pursuant to Section 4.5(b), unless the non-fulfilment of the S-4 Condition (i) was caused by the Company exercising its right to decide on a Required Recommendation Statement Modification, or (ii) is caused by the Company (each (i) and (ii) a “Company S-4 Failure”) and the Bidder has requested in writing that, and granted sufficient time for the Company to, cure the Company S-4 Failure, provided, however, that (i) the Bidder was aware or should have been aware of the Company S-4 Failure and (ii) the prompt application of a cure measure would have resulted in the prevention of the non-fulfilment of the S-4 Condition;

(b)	EUR 30 million (in words: Euro thirty million) in case of the non-fulfilment of the No Market Material Adverse Change Condition pursuant to Section 4.5(d); or

(c)	EUR 50 million (in words: Euro fifty million) in case the Parties failed to obtain the Antitrust Clearances pursuant to Section 8.1 on or prior to the Drop Dead Date;

in each case, provided, however, that if more than one of the Closing Failures set forth in Section 9.1(a) through Section 9.1(c) have occurred (to the extent not waived), the Bidder shall pay the relevant Break Fee under this Section 20.1 relating to such Closing Failure that occurred first.

20.2.	The payment of the Break Fee shall not exclude any further liability of the Bidder, provided, however, that the Company’s damages (i) exceed the Break Fee or (ii) are based on facts other than the failure to obtain the Antitrust Clearances, the non-fulfilment of the S-4 Condition and/or the No Market Material Adverse Change Condition, as the case may be.

20.3.	The Parties agree that the obligation to pay the Break Fee may, in case an objective third party would have to conclude that one of the Closing Failures set forth in Sections 9.1(a) through 9.1(c) will occur, not be circumvented by non-publication of the Offer Document as provided for under this Agreement or otherwise. For the avoidance of doubt, the Parties further confirm that the Bidder may not deviate from the terms of this Agreement to circumvent the obligation to pay the Break Fee.

20.4.	For the avoidance of doubt, any claims of the Company against the Bidder for performance of their obligations under this Agreement and/or for any further damages shall remain unaffected.

Section 21

Notices

Any and all notices and communications under this Agreement shall be made in writing in the English language and delivered by hand, by courier, by telefax or by email (provided that receipt of the email is promptly confirmed by telefax or email which the receiving Party shall be confirming without undue delay after receipt of such email) to the person at the address set forth below, or such other person or address as may be designated by the respective Party to the other Parties in the same manner:

(a)	if to the Bidder:

Diebold, Incorporated

Attn.: Mr. Jonathan Leiken

5995 Mayfair Road

North Canton, OH 44720

United States

Fax no.: +1 330 490 4450

Email: Jonathan.Leiken@diebold.com

with copy to (which copy shall not constitute notice hereunder):

Sullivan & Cromwell LLP

Attn.: Dr. Carsten Berrar / Dr. York Schnorbus

Neue Mainzer Straße 52

60311 Frankfurt am Main

Germany

Fax no.: +49 69 4272 5210

Email: berrarc@sullcrom.com / schnorbusy@sullcrom.com

(b)	if to the Company:

Wincor Nixdorf Aktiengesellschaft

Attn.: Mr. Martin Kühle

Heinz Nixdorf Ring 1

33106 Paderborn

Germany

Fax No.: +49 5251 693 5444

Email: martin.kuehle@wincor-nixdorf.com

with copy to (which copy shall not constitute notice hereunder):

Freshfields Bruckhaus Deringer LLP

c/o Dr. Stephan Waldhausen

Feldmühleplatz 1

40545 Düsseldorf

Germany

Fax no.: +49 211 4979 9103

Email: stephan.waldhausen@freshfields.com

Section 22

Miscellaneous

22.1.	General Liability Principle: For the avoidance of doubt and subject to the exceptions set forth in this Agreement, the Parties’ liability for breach of this Agreement shall not be excluded.

22.2.	Responsibility of the Company; indemnification obligation of the Bidder

(a)	The Parties hereby confirm that with regard to any cooperation and information obligations under this Agreement set forth in Sections 3.3, 3.4 or 7.5 or Section 10 the Company shall not be liable to the Bidder, except for willful misconduct by the Company or its Subsidiaries.

(b)	The Bidder hereby undertakes to indemnify and hold harmless the Company or any other member of the Wincor Nixdorf Group, their directors, officers and employees (each a “Beneficiary”)

(1)	from any and all damages (including, for the avoidance of doubt, any costs and claims by any party or governmental agency) incurred in connection with any action or omission relating to the fulfilment of their cooperation and information obligations regarding the Disclosure Documents and/or pursuant to Section 7.5;

(2)	if Closing has occurred from any and all damages (including, for the avoidance of doubt, any costs and claims by any party or governmental agency) incurred in connection with any action or omission relating to the fulfilment of the cooperation and information obligations under Section 10; and

(3)

with respect to any Beneficiary who consents to be named as a director of the Bidder in the Registration Statement, from any and all damages (including, for the avoidance of doubt, any costs and claims by any party or governmental agency) incurred in connection with any action or omission relating to being named as such a director, including any liabilities, expenses and damages which may arise under Section 11 of the Securities Act;

provided, however, that the Bidder shall not be obligated hereunder pursuant to Section 22.2(b)(1) and Section 22.2(b)(2) if and to the extent (i) a violation leading to such damages was caused by willful misconduct, except for any claim hereunder relating to any Required Financial Statement Modification, in which case the Bidder shall, to the extent legally permitted, be obligated pursuant to this Section 22.2(b) also if the violation leading to such damages was caused by willful misconduct of one of the officers, directors, employees or advisors, or (ii) the relevant Beneficiary is liable to the Bidder in respect of the respective action or omission based on fiduciary duties as a member of the Board of Directors ((i) and (ii) each an “Indemnification Defense”) .

(c)	In the event that any action, claim, demand or proceeding with respect to which the Bidder may be liable to any Beneficiary pursuant to Section 22.2(b) (the “Third-Party Claim”) is asserted or announced by any third party (including any governmental agency) against any Beneficiary, the Company shall afford, or use its reasonable best efforts to cause the Beneficiary to afford, the Bidder the opportunity to defend the Beneficiary against the Third-Party Claim pursuant to this Section 22.2(c) (the “Assumption of Defense”).

(1)	If the Bidder elects to pursue the Assumption of Defense, the Bidder shall within twenty (20) Business Days upon receipt of the Company’s notice of a Third-Party Claim notify the Company or the respective Beneficiary of its intent to assume such defense and the Company shall cooperate and cause the Company’s Subsidiaries, at the Bidder’s expense, to cooperate in each phase of such Assumption of Defense.

(2)	In particular, in case of an Assumption of Defense, the Bidder shall have the right to defend the Beneficiary by all actions and shall have, at any time during the proceedings, the sole power to direct and control such defense.

(3)	The Bidder may participate in and direct all negotiations and correspondence with the third party, appoint and instruct, at its own expense, counsel (such counsel to be approved by the Company or, as the case may be, by the respective Beneficiary, which approval shall not be unreasonably withheld or delayed) and request that the Third-Party Claim be litigated or settled in accordance with the Bidder’s instructions, provided, however, that the Bidder bears any costs and payments relating to such settlement.

(4)	The Bidder shall, upon written request of the Beneficiary, regularly consult with the Beneficiary on the status of the Third Party Claim and give due consideration to comments or recommendations of the Beneficiary. No action by any Beneficiary or its respective representatives in connection with the defense shall be construed as an acknowledgement (whether express or implied) of the Third Party Claim or of any underlying facts related to such claim.

(5)	If the Bidder intends to defend itself against any claim of a Beneficiary pursuant to Section 22.2(b) based on an Indemnification Defense, the Bidder shall without undue delay (unverzüglich) inform the respective Beneficiary in writing. The Beneficiary shall then be entitled at any time to revoke the Assumption of Defense with immediate effect by giving written notice to the Bidder.

(6)	The Company shall make available, and cause the Company’s Subsidiaries to make available, all such information and assistance, including powers of attorney, reasonably deemed necessary by the professional advisors of the Bidder for the purpose of defending any such Third-Party Claim.

(7)	The Bidder shall not be required to indemnify a Beneficiary if and to the extent such Beneficiary has caused any damage because it has not observed the material provisions of this Section 22.2(c) relating to the Bidder’s ability to pursue the Assumption of Defense as set forth herein and the Bidder has granted the Beneficiary sufficient time to cure such violation.

22.3.	Assignment; Costs

(a)	Unless otherwise provided for in this Agreement, any rights under this Agreement may only be assigned with the prior written consent of the respective other Parties.

(b)	Each Party shall bear its own fees and expenses with respect to the Business Combination as well as the entry into, and consummation of, this Agreement.

22.4.	No recourse to Financing Sources: Notwithstanding any provision of this Agreement, the Company agrees that none of the Financing Sources and the former, current and future equity holders, controlling persons, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners or assignees of the Financing Sources (such parties, the “Related Finance Parties”) is a Party hereto and none of them shall have any liability or obligation to the Company relating to this Agreement or any of the transactions contemplated herein (including the Certain Funds Financing). This Section 22.4 may not be amended in any manner that affects the rights of the Financing Sources or the Related Finance Parties without the prior written consent of the Financing Sources or the Related Finance Parties.

22.5.	Confidentiality:

(a)	Until Closing, the Bidder acknowledges the independent status of the Company and respect the Company’s confidentiality needs, as well as the legal limitations on the exercise of an influence after Closing pursuant to Sections 76, 93, 311 et seqq. German Stock Corporation Act. Except for the communication set forth under Section 2, each Party shall keep confidential and shall not disclose to any third party (other than (i) a Subsidiary or in case of the Bidder an Affiliate, (ii) Financing Sources, Affiliates thereof and their respective professional advisors, (iii) customary confidential disclosures to rating agencies or (iv) a professional advisor bound to this Section 22.5(a) or professional confidentiality obligations, provided, however, that the disclosing Party shall remain responsible for any breach of confidentiality of such Subsidiary, Affiliate or professional advisor) details of the negotiations relating to this Agreement or any confidential information regarding any other Party disclosed to it in connection with the discussions preceding, or resulting in, this Agreement or its implementation, except to the extent that the relevant facts are publicly known through no fault of the Party seeking to make any disclosure. The Parties agree that this Agreement and its content may be disclosed to employees, investors, governmental agencies and the press.

(b)	Section 22.5(a) does not prevent either Party from disclosures required under any mandatory laws, enforceable orders by courts, regulatory bodies or other public authorities or the rules and regulations of any stock exchange governing the listing of any securities of the relevant Party. In such circumstances, any disclosure shall be no more extensive in scope and nature than the minimum standard required by the relevant laws, orders, rules or regulations. If a person is so required to make any announcement of or to disclose any confidential information, the relevant Party shall promptly notify the other Party or Parties concerned, where practicable and lawful to do so, before the announcement is made or disclosure occurs and shall cooperate with the other Party or Parties regarding the timing and content of such announcement or disclosure or any action which the other Party or Parties may reasonably elect to take to challenge the validity of such requirement.

(c)	The Company acknowledges that the Bidder may be required by U.S. securities laws to announce the signing of this Agreement and to describe the major terms and conditions of this Agreement (including the consideration payable).

22.6.	Collaboration Regarding Communications: Except in respect of any announcement required by (i) applicable law or regulation, (ii) a request by a court, regulatory body or other public authority or (iii) an obligation pursuant to any listing agreement with or rules of any securities exchange, the Parties agree to consult with the respective other Party (x) regarding any press release or other public written statements concerning the Transaction or the Business Combination and (y) regarding other public statements, such as interviews, in case such other public statements deviate from or go beyond general guidelines which the Parties will develop for any public communication post announcement of the Transaction, in each case (x) and (y) prior to the respective publication or public statement. For the avoidance of doubt, the Bidder will have to regularly communicate and file information with the SEC and the parties acknowledge that all such communications and filings shall be exempt from this Section 22.6.

22.7.	Severability: Should any provision of this Agreement be or become invalid, ineffective or unenforceable as a whole or in part, the validity, effectiveness and enforceability of the remaining provisions shall not be affected thereby. Any such invalid, ineffective or unenforceable provision shall be deemed replaced by such valid, effective and enforceable provision as comes closest to the economic intent and purpose of such invalid, ineffective or unenforceable provision as regards subject-matter, amount, time, place and extent. The aforesaid shall apply mutatis mutandis to any gap in this Agreement.

22.8.	Entire Agreement: This Agreement contains all of the Parties’ agreements and understandings with respect to the subject matter hereof. No collateral agreements to this Agreement, whether verbally or in writing, have been entered into between the Parties. The letter non-disclosure agreement by and between the Bidder and the Company dated March 27, 2015 will be terminated upon, and be replaced by the provisions of, this Agreement.

22.9.	Counterparts: This Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement. A facsimile or email transmission of scanned or executed counterparts of this Agreement shall be sufficient to bind a Party to the same extent as an original.

22.10.	Amendments and Waivers: Any and all amendments to this Agreement or waivers must be made in writing, unless stricter requirements as to their form are required by mandatory law. This shall also apply to any waiver of compliance with the provisions of this Section 22.10.

22.11.	Interpretation, Definitions:

(a)	This Agreement is made in the English language. Terms to which a German translation has been added will, however, be construed and interpreted as having the meaning assigned to them by the German translation.

(b)	The headings of the sections and subsections in this Agreement are for convenience purposes only and shall not affect the interpretation of any of the provisions hereof.

(c)	The term “Business Day” shall mean any day other than a Saturday, Sunday or other day on which banks in Frankfurt am Main, Germany, or New York, New York, are generally closed.

(d)	“Subsidiary” shall mean all subsidiaries (Tochterunternehmen) within the meaning of Section 2 para. 6 German Takeover Act of the relevant Party.

(e)	“Affiliate” shall mean all connected enterprises (verbundene Unternehmen) within the meaning of Sections 15 et seq. German Stock Corporation Act.

22.12.	Governing Law, Jurisdiction: This Agreement shall be governed by and construed in accordance with the laws of the Federal Republic of Germany.

22.13.	Arbitration: Any dispute arising from or in connection with this Agreement and its consummation shall be finally settled by three (3) arbitrators, of which each Party may nominate one, in accordance with the arbitration rules of the German Institution of Arbitration (Deutsche Institution für Schiedsgerichtsbarkeit e.V.) without recourse to the courts of law. Exclusive legal venue of the arbitration shall be Frankfurt am Main, Germany. The language of the arbitral proceedings will be English.

[Signature Page to Follow]

Signature page to the Business Combination Agreement between Diebold and Wincor Nixdorf dated November 23, 2015

ACCEPTED AND AGREED:

On November 23, 2015 for and on behalf of Company:

/s/ Eckard Heidloff		/s/ Jürgen Wunram
Name:	Eckard Heidloff	Name:	Jürgen Wunram
Title:	Vorsitzender des Vorstandes der Wincor Nixdorf AG	Title:	CFO, stellvertretender Vorsitzender des Vorstands

On November 23, 2015 for and on behalf of Bidder:

/s/ Christopher A. Chapman		/s/ Jonathan B. Leiken
Name:	Christopher A. Chapman	Name:	Jonathan B. Leiken
Title:	Senior Vice President and Chief Financial Officer	Title:	Senior Vice President, Chief Legal Officer and Secretary

Section 23

Index of Definitions

For the purposes of this Agreement, capitalized terms shall have the meanings set forth in the table below, excepts as otherwise expressly provided in this Agreement.

Acceptance Period	12

Additional Acceptance Period	15

Affiliate	45

Agreement	2

Antitrust Authority	12

Antitrust Clearances	13

Assumption of Defense	41

BaFin	6

Banks	5

Beneficiary	40

Bidder	2

Board of Directors	5

Break Fee	38

Business Combination	5

Business Day	45

Cash Component	12

Certain Funds Financing	5

Closing	5

Closing Conditions	12

Closing Failure	26

Combined Group	4

Commencement Date	12

Company	2

Company Financing Self-Exemption	9

Company S-4 Failure	38

Company’s Chief Executive Officer	31

Competing Offer	15

Core Leadership Team	34

D&O Policy	11

Delta Program	19

Diebold Group	4

Diebold Offer Shares	16

Diebold Shares	4

Disclosure Documents	7

Drop Dead Date	12

Exchange Act	12

Executive Committee	33

Expiration Date	12

Financing Agreements	5

Financing Sources	21

German Securities Trading Act	6

German Stock Corporation Act	18

German Takeover Act	5

German Takeover Act Offer Ordinance	8

German Transformation Act	35

Indemnification Defense	41

Integration Committee	28

Integration Management Office	27

Integration Master Plan	27

KPMG AG	21

Leadership Team	34

Line of Business	29

Lines of Business	29

Management Board	5

Material Adverse Change	14

Material Compliance Violation	14

Minimum Acceptance Rate	13

Neutral Expert	15

No Market Material Adverse Change Condition	14

Offer Announcement	6

Offer Consideration	12

Offer Document	7

Party	2

Prospective Board Members	31

Reasoned Statement	7

Recommendation Requirements	18

Refinancing	21

Regions	29

Registration Statement	7

Related Finance Parties	42

Required Amendment	10

Required Financial Statement Modification	10

Required Recommendation Statement Modification	10

Response Statement	16

Revised Agreement	27

Revised Transaction	26

S-4 Condition	13

S-4 Consent	32

SEC	7

Securities Act	8

Stock Component	12

Subsidiary	45

Superior Proposal	15

Supervisory Board	5

Tender Offer	5

Tender Right Period	4

Third-Party Claim	41

Transaction	5

Wincor Nixdorf Group	4

Wincor Nixdorf Shares	4

Wincor Nixdorf Stock Option Plan	4

Wincor Nixdorf Treasury Shares	4

Index of Annexes

Annex #	Annex Name

Annex 2.1(a)	Bidder Offer Announcement pursuant to Section 10 German Takeover Act

Annex 2.1(b)	Company Ad-Hoc Announcement pursuant to Section 15 para. 1 German Securities Trading Act (Wertpapierhandelsgesetz)

Annex 2.2	Joint Press Release by Bidder and Company in Connection with the Tender Offer and the Transaction

Annex 4.5(a)	Antitrust Authorities

Annex 14.3(b)	Draft S-4 Consent